UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION					OMB Approval
		Washington, D.C. 20549				OMB Number: 3235-0101
Expires:;_0D\ 7 201 Estimated
		FORM 144				average burden hours per response.....1.00
	NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing						CUSIP NUMBER
a sale directly with a market maker.

		(b)				WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) Cosi, Inc.		IRS IDENT. NO.	S.E(c).C. FILE NO.
		06-1393745	000-50052
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE(e) TELEPHONE NO.
					AREA CODE	NUMBER
294 Washington Street, Suite 510		(b) Boston	MA	02108		415-5000

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES	RELATIONSHIP TO	(c) ADDRESS STREET	CITY		STATE	ZIP CODE
ARE TO BE SOLD	ISSUER

AB Value Management LLC	Stockholder	84 Elm Street	Westfield	NJ		07090

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

1. (a) Name of issuer

(b) Issuer’s I.R.S. Identification Number
(c) Issuer’s S.E.C. file number, if any
(d) Issuer’s address, including zip code
(e) Issuer’s telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c)	Such person’s address, including zip code
(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as show by the most recent report or statement published by the issuer
(f)	Approximate date on which the securities are to be sold
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

		TABLE I –– SECURITIES TO BE SOLD
		Furnish the following information with respect to the acquisition of the securities to be sold
		and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
Common 5/20/2014		Private Transaction	Cosi, Inc.Common	550,000	5/20/2014	Cash
Stock

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

REMARKS:

INSTRUCTIONS: ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as represents by signing this notice that he does not know any material adverse information in regard to the current and to the person for whose account the securities are to be sold but also as to all other persons prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has included in that definition. In addition, information shall be given as to sales by all persons whose adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the the form and indicating the date that the plan was adopted or the instruction given, that person makes such person filing this notice. representation as of the plan adoption or instruction date.

December, 18th 2014		/s/ Andrew Berger

DATE OF NOTICE		(SIGNATURE)
December 18, 2014
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF	The notice shall be signed by the person for	whose account the securities are	to be	sold. At	least one copy
RELYING ON RULE 10B5-1	of the notice shall be manually signed.Any copies	not manually signed shall bear	typed	or printed	signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)